Filed by Dollar Tree, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Family Dollar Stores, Inc. (Commission File No. 001-06807) On July 28, 2014, Dollar Tree, Inc. ("Dollar Tree") hosted a conference call to provide supplemental in- formation regarding Dollar Tree’s pending acquisition of Family Dollar Stores, Inc. (“Family Dollar”) pursuant to the Agreement and Plan of Merger, dated as of July 27, 2014, by and among Dollar Tree, Dime Merger Sub, Inc. and Family Dollar. A copy of the transcript from this call follows. The slides accompanying the conference call were previously filed by Dollar Tree on July 28, 2014 on a Form 8-K and the transcript should be read in conjunction with those materials.

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT DLTR - Dollar Tree Inc. to Acquire Family Dollar Stores Inc Call EVENT DATE/TIME: JULY 28, 2014 / 12:30PM GMT OVERVIEW: DLTR has signed an agreement for acquiring Family Dollar Stores. Purchase price for the transaction represents enterprise value of $9.2b. Family Dollar shareholders will receive $74.50 per share for each Family Dollar common share. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

C O R P O R A T E P A R T I C I P A N T S Randy Guiler Dollar Tree, Inc. - VP of IR Bob Sasser Dollar Tree, Inc. - CEO Howard Levine Family Dollar, Inc. - CEO Kevin Wampler Dollar Tree, Inc. - CFO C O N F E R E N C E C A L L P A R T I C I P A N T S Scot Ciccarelli RBC Capital Markets - Analyst Dan Wewer Raymond James - Analyst Stephen Grambling Goldman Sachs - Analyst Matthew Boss JPMorgan - Analyst Wayne Hood BMO Capital Markets - Analyst Paul Trussell Deutsche Bank - Analyst Vincent Sinisi Morgan Stanley - Analyst Patrick McKeever MKM Partners - Analyst Charles Grom Sterne, Agee & Leach - Analyst Meredith Adler Barclays Capital - Analyst Joe Feldman Telsey Advisory Group - Analyst P R E S E N T A T I O N Operator Good day and welcome to the Dollar Tree call to discuss merger agreement to acquire Family Dollar Stores. Today's conference is being recorded. At this time I would like to turn the conference over to Mr. Randy Guiler. Please go ahead, sir. Randy Guiler - Dollar Tree, Inc. - VP of IR Thank you, Deanna. Good morning. And welcome to our call to discuss Dollar Tree's acquisition of Family Dollar. My name is Randy Guiler; I am the Vice President of Investor Relations at Dollar Tree. I am joined on the call today by Bob Sasser, Chief Executive Officer of Dollar Tree; Howard Levine, Chairman and CEO of Family Dollar; and Kevin Wampler, Chief Financial Officer of Dollar Tree. For your reference there is an investor presentation located under the Investor Relations tab of our website at DollarTree.com. A replay of this webcast will be available on our website for 30 days. Before we begin I would like to remind everyone that the information made available on this conference call and webcast contains forward-looking statements that reflect Dollar Tree's view as of July 28, 2014 of future events and financial performance, including the proposed acquisition of Family Dollar, if completed on the terms proposed and financed on the terms currently anticipated. These statements are subject to risks and uncertainties indicated in the Company's SEC filings and the press release and investor presentation that are the subject of today's call. These include the Company's right to change its strategies, objectives, expectations and intentions, its need to use 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JULY 28, 2014 / 12:30PM, DLTR - Dollar Tree Inc. to Acquire Family Dollar Stores Inc Call

significant cash flow to service its debt obligations, and risk relating to the completion of the proposed transaction and the realization of the synergies and other anticipated benefits of the transaction. Therefore, the Company's future results could differ materially from its historical results or current expectations. The Company does not undertake any obligation to update publicly any forward-looking statement including, without limitation, any estimate regarding revenue and earnings. I would like to inform you that Dollar Tree will file a Form S-4 registration statement with the SEC that includes a proxy statement of Family Dollar and prospectus of Dollar Tree regarding the merger. You are urged to read the proxy statement and prospectus and other documents related to the merger when they become available because they will contain important information about the merger. In addition, Dollar Tree and Family Dollar and their directors and officers may be deemed to be participating in the solicitation of proxies in favor of the proposed merger. You can find information about the Dollar Tree and Family Dollar directors and executive officers in each Company's proxy statement filed with the SEC. You may obtain a copy of these documents when they become available through the SEC's website, the Dollar Tree and Family Dollar websites or by requesting a copy from either Company's Investor Relations department. More information on how to request these documents is available in the investor presentation. Today's call is scheduled for one hour. At the end of the prepared remarks Bob and Kevin will be available for your questions. Please limit your questions to one and one follow-up question if necessary. I will now turn the call over to Bob Sasser, Chief Executive Officer of Dollar Tree. Bob Sasser - Dollar Tree, Inc. - CEO Thanks, Randy and good morning to everyone. Thank you for joining us for this call on very short notice. This is a big day. As a result of hard work over the past several months by the teams on both sides I'm pleased to have a signed agreement for the Dollar Tree acquisition of Family Dollar Stores. We are extremely excited about today's announcement. Family Dollar shareholders will receive $74.50 per share for each Family Dollar common share. Consideration is 80% cash and 20% in shares of Dollar Tree common stock. The transaction was unanimously approved by the Board of Directors of both Companies and is subject to Family Dollar shareholder approval, as well as customary closing conditions and expiration or termination of the HSR waiting period. The transaction will not require a vote on the Dollar Tree side. We anticipate the transaction will close by early 2015. This transaction will benefit from an estimated $300 million in annual run rate synergies by the end of the third year post closing. These synergies are both significant and achievable. The opportunity lies in sourcing and procurement, distribution and logistics, format optimization and SG&A improvement. Estimated integration and one-time costs are expected to be $300 million over a three-year period post closing. Excluding deal and one-time costs in the first year after close the transaction is expected to be low- to mid-single-digit percent accretive to cash EPS. Industry trends and outlook are positive for the combined businesses. With low and middle income customers continuing to look for ways to balance their budgets and stretch their dollars, the discount retail segment is vibrant and expected to grow in relevance. This acquisition is transformational; it combines companies with complementary business models, complementary target customer profiles and complementary real estate strategies. With this combination there are tremendous opportunities to leverage synergies, serve a broader market and increase shareholder value. The new Dollar Tree will become the largest retailer in terms of store count in the discount retail sector. With a broad geographic footprint, the combined 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JULY 28, 2014 / 12:30PM, DLTR - Dollar Tree Inc. to Acquire Family Dollar Stores Inc Call

Company will employ more than 145,000 associates and more than 13,000 stores across 48 states and five Canadian provinces. Combined sales for the past 12 months exceeded $18 billion with combined EBITDA of approximately $2 billion. Our plan is to create a diversified and complementary business model across both fixed price and multi-price point strategies. We will utilize the size and scale of the new Company to serve a broader range of customers in more ways, offering better prices and more value for the customer. With increased scale we can enhance our supply chain efficiency, reduce costs, improve margin and increase shareholder value through disciplined execution of best practices. We plan to operate under both banners and to grow both concepts. Dollar Tree stores will continue to operate as single price point retail stores. At Dollar Tree everything is still $1, offering the customer a balanced mix of things they need and things they want. Our shopping experience will remain fun and friendly as we exceed our customers' expectations for what they can buy for $1. Family Dollar Stores will continue to operate using multiple price points serving customers as their neighborhood discount store, offering great values on everyday items and a convenient shopping experience. The concepts are complementary, they co-locate very well and we plan to pursue long-term new store growth of both concepts. By combining the banners we can leverage the target customer profile and the real estate strategies from both Dollar Tree and Family Dollar to attract and serve a broader range of customer demographics. At this time I will turn the commentary over to Howard Levine who will speak to the benefits this transaction will provide to Family Dollar shareholders. Howard? Howard Levine - Family Dollar, Inc. - CEO Thank you, Bob, and good morning. I'm happy to be here with Bob and Kevin. Dollar Tree is a highly successful retailer that I have long admired and this admiration has grown through our recent discussions. I'm certain that those of you on the call understand the merits of the combination of these two Fortune 500 retail companies. However, I would like to share the perspective our leadership team and the perspective of the Family Dollar Board, which unanimously approved this transaction. This announcement represents the successful culmination of a comprehensive strategic review process that our Board of Directors and management team commenced this past winter in consultation with our financial and legal advisers. This assessment of alternatives included consideration of a number of potential partners. Our Board and I are confident that this combination with Dollar Tree is in the best interest of our shareholders. As Bob detailed, we believe that our shareholders will benefit by receiving significant and immediate cash value for their investment, while also having the opportunity to participate in the upside potential of the combined organization. We believe that this combination will also offer significant benefits to Family Dollar's customers as Dollar Tree shares our deep-rooted commitment to providing them with convenience and value. Specific customer benefits include: store format optimization; improved purchasing efficiencies; enhanced customer service; and shared merchandise expertise. As you know, Family Dollar recently introduced a number of initiatives to improve the performance of our business. While we are gaining traction on these initiatives, we firmly believe that the combination of Family Dollar with Dollar Tree will enhance and accelerate our ability to achieve our performance improvement objectives. Importantly, Family Dollar will retain its brand while working alongside Dollar Tree to execute our combined strategic goals. Family Dollar has achieved much since my father opened the first Family Dollar store in Charlotte, North Carolina in 1959. Since then Family Dollar has grown to more than 8,200 store locations in 46 states. Credit for our success belongs to the many team members that have been part of the 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JULY 28, 2014 / 12:30PM, DLTR - Dollar Tree Inc. to Acquire Family Dollar Stores Inc Call

Family Dollar team over the past 54 plus years. We are confident that together with Dollar Tree Family Dollar will have an even greater opportunity to continue to grow and improve our business. In the months ahead our team members will continue to focus on taking care of our customers every day while also continuing to improve our business. And as this transaction nears completion we will be eager to become part of the Dollar Tree team, creating a leading retailer in North America. Dollar Tree shares our deep-rooted commitment to providing customers with convenience and value and together the combined Company will be able to further this commitment to providing customers with great value every day. I'm excited about our future with Dollar Tree and I look forward to working with the Dollar Tree team to complete the combination as quickly as possible to realize the compelling benefits for all stakeholders. And now I would like to turn the call back over to Bob. Bob Sasser - Dollar Tree, Inc. - CEO Thank you, Howard. Dollar Tree's success is and always has been based on our focus on the customer. Our model is powerful and flexible. We have a unique concept that customers love, everything is $1 and everything is a value. The Dollar Tree concept has been validated by time and remains more relevant today than ever. As customers strive to balance their household budgets we are part of the solution. The Dollar Tree and Family Dollar formats serve complementary target customers. This combination expands the range of customers we serve by adding more of the lower income demographic customer of Family Dollar. As we continue to grow the uniqueness of our value propositions will enable both brands to better serve and expand the customer base, serving more customers in more ways. Now I will turn it over to Kevin who will discuss financing and financial performance. Kevin? Kevin Wampler - Dollar Tree, Inc. - CFO Thank you, Bob, and good morning, everyone. Let me begin by stating that we are very pleased to be joining forces with Family Dollar to create North America's largest discount retailer in terms of store count. I share in Bob's enthusiasm regarding today's announcement and the transformational opportunity this will create for the long-term value creation. The purchase price for the transaction represents an enterprise value of $9.2 billion. This represents a transaction multiple of 11.3 times adjusted EBITDA, excluding the benefits of synergies, and 8.2 times adjusted EBITDA including the benefits of run rate synergies. On a combined basis Dollar Tree would have pro forma revenue for the past 12 months exceeding $18 billion and EBITDA for the same period of approximately $2 billion. We anticipate achieving $300 million in annual run rate synergies by year three after the transaction closes. This transaction is expected to be cash EPS accretive, excluding costs, by low- to mid-single-digits as a percent in the first year after closing. We expect this transaction will enhance our top-line growth, provide additional opportunities to improve operating margins and deliver strong cash flows. Our strong balance sheet and cash flow generation provides us financial flexibility to pursue this acquisition. We have developed a comprehensive financing strategy for the transaction. JPMorgan has provided committed financing for the transaction and we anticipate financing the acquisition prior to closing. I would like to share our philosophical approach to the anticipated financing with you this morning. We will provide more details in the coming weeks and months as appropriate. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JULY 28, 2014 / 12:30PM, DLTR - Dollar Tree Inc. to Acquire Family Dollar Stores Inc Call

Pro forma for the transaction -- we will carry balance sheet leverage of 4.4 times and adjusted debt to EBITDA leverage of 5.6 times. In designing our permanent capital structure we will maximize flexibility, minimize cost of capital and ladder maturities appropriately. Consequently we will use a combination of balance sheet cash, revolver, term loan and bond. We will retain a strong liquidity position consisting of cash on hand and a large revolving credit facility to fund the working capital needs of our Company. We expect to generate significant free cash flow and will look to pay down debt with a goal to return to an investment grade rating profile within approximately five years. As a reference point, the combined Companies generated over $1.1 billion of pro forma free cash flow on a last 12 months basis. Now I'd like to frame our view of the earnings potential of the Company. First, from a sales perspective we continue to see compelling growth opportunities in the discount retail space as well as expand our geographic reach. In the Dollar Tree brand we expect to drive higher sales productivity and open more stores. Similarly, in the Family Dollar brand we believe there is a significant opportunity to drive higher sales productivity and open more stores. Second, from an earnings perspective, we expect to leverage economies of scale and realize $300 million of run rate annual synergies from the acquisition and improve our operating margin. And third, from a net income perspective we will benefit from reducing our interest expense burden as we pay down debt over time. From a returns perspective we will maintain our disciplined approach to capital deployment and will continue to invest in new store growth and supporting our infrastructure and efficiency initiatives. We will remain focused on key return metrics including: return on invested capital; return on equity; and total shareholders return. As I previously stated, we are excited about the value creation opportunities generated by this combination. With increased scale, geographic breadth and a stronger position in the discount retail space we expect to capitalize on the strong trends in our sector and our expanded customer opportunities. At the same time we work to leverage our new growth engine to better serve the wants and needs of our customers. We will be focused on capturing the value of these business synergies through economies of scale and efficiencies. We will remain focused on our current day-to-day operations, delivering on our business initiatives and focusing on taking care of our customers and we are confident in our ability to work with the Family Dollar team through the integration process to enhance the success of this transaction. With that I will turn it back over to Bob. Bob Sasser - Dollar Tree, Inc. - CEO Thank you, Kevin. Dollar Tree as a long record of consistent profitable growth, strong potential performance, prudent capital management and outstanding total shareholder returns. Our management team is experienced with a solid track record of delivering industry-leading profitability and returns on capital. They are enthusiastic over this deal. I want to welcome the Family Dollar team members to the Dollar Tree team. Their management and team members have established a rich history of retail success in the discount variety business. I have long admired the Family Dollar brand. Working together and with a keen focus on the customer, I'm confident we will reach new levels of providing increased value in the marketplace. We are excited about the prospects for the combined Company and the many opportunities that this creates for our combined Associates, suppliers, business partners and shareholders. Operator, Kevin and I will now open the call for questions. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JULY 28, 2014 / 12:30PM, DLTR - Dollar Tree Inc. to Acquire Family Dollar Stores Inc Call

Q U E S T I O N S A N D A N S W E R S Operator (Operator Instructions). Scot Ciccarelli, RBC Capital Markets. Scot Ciccarelli - RBC Capital Markets - Analyst Two things I guess. Number one, can you help us better understand where the synergies are coming from? I know you outlined a couple, but maybe orders of magnitude what's coming from purchasing, etc.? And then can you just clarify what you mean by store format optimization? It was said a couple times, but it's not really clear to me what that means. Thanks. Bob Sasser - Dollar Tree, Inc. - CEO Scot, good morning. Yes, on the synergies I can give you some idea. I outlined really the high level which is about what we have right now. There is still a lot of work left to be done, as you might imagine, we just announced the deal today. But we see $300 million in run rate synergies by the end of the third fiscal year after closing. A large portion of those synergies are going to come from sourcing and procurement. As you might imagine, with $18 billion and growing combined buying power, we think there is a lot of power in that that we can deliver even better costs -- better values for our customers. Distribution and logistics efficiency, we both have a lot of distribution capacity, a lot of distribution centers. Combining those two is going to bring a lot of efficiency as we deliver these 13,000 stores and growing numbers of stores across the US. Format optimization you mentioned. What we're talking about there is now that we have the Family Dollar brand, which is your neighborhood variety store, a long -- more than 50-year-old brand, just a terrific brand. And we have that alongside our Dollar Tree brand where everything is $1, everything is a value. We believe that there is opportunities to maximize and optimize those formats by putting the right banner in the right place. And in the immediate future there is probably some opportunities to re-banner some of our stores whether it be from Family Dollars to Dollar Tree or Dollar Trees to Family Dollars. Our testing, our initial testing on this shows that there is some significant value in being able to put the right banner in the right place even considering the existing fleet. And of course lastly, we are looking at synergies and SG&A leverage with the large size of our Company and the large size of our spend. Scot Ciccarelli - RBC Capital Markets - Analyst Got you. And just to be clear, are store closures a part of the synergies? Bob Sasser - Dollar Tree, Inc. - CEO They are not at this time. We are always looking at options. Again, we really are early on in looking at this, the $300 million we quantified at a high level. There is a lot more work to be done on each of these. Scot Ciccarelli - RBC Capital Markets - Analyst Got you. Thanks a lot, guys. 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JULY 28, 2014 / 12:30PM, DLTR - Dollar Tree Inc. to Acquire Family Dollar Stores Inc Call

Operator Dan Wewer, Raymond James. Dan Wewer - Raymond James - Analyst As you know, Family Dollar's returns peaked a few years ago; market share has been challenged of late. From your perspective, adding Dollar Tree's capabilities, how will that change this kind of downward slope that Family Dollar has been facing the last couple of years? It's not real apparent, so what is changing inside the Family Dollar store. Bob Sasser - Dollar Tree, Inc. - CEO Well, first of all, Dan, we see a huge amount of opportunity of working together and leveraging our best practices and our management teams and our business experience. We think the Family Dollar -- first of all, they've taken some recent actions, the management team, we agree with. And we think that their store rationalizations, their price investment and the other initiatives are right on target and I believe they are probably getting some energy from that. Through due diligence we've identified opportunities to share our best practices, optimize our combined businesses, we are excited about that. We have identified some of these opportunities already for you in the prepared remarks. And lastly, we have a strong history of success and I think this is really important at Dollar Tree, we have a history of success and consistent growth over the past 10 years. We currently operate multiple formats across geographies. We operate a multi-price point format in Deals, our management bench is strong and deep, we have the right personnel to optimize or help the Family Dollar management optimize the Family Dollar business and our management team is up for the task. Dan Wewer - Raymond James - Analyst Okay. And just on the store or the format optimization. Are you thinking about taking the Dollar Tree brand, the Dollar Tree concept into smaller markets where you haven't operated in the past? Or are you looking at Family Dollar locations in suburban markets and then reformatting that to the Dollar Tree concept? Bob Sasser - Dollar Tree, Inc. - CEO We are really looking at it more analytically than that. We are taking a look or plan to take a look closely at the lowest performing stores from both banners. And run our models against -- we have very robust real estate models, we have good predictability on our Dollar Tree stores, we kind of know what a Dollar Tree will do given the market. We believe that we can look at some of the lowest performing stores and run our models against that and there's a good opportunity that we could re-banner. For example, some of the Family Dollar Stores might be re-bannered to Dollar Tree, we have a very consistent -- we know what those stores would do given the ability and the time to actually analyze what is going on in the demographics of the market. And it could go the other way. There may be some Dollar Tree stores that are underperforming, are not serving the market well enough that would be better served as a Family Dollar store. Probably some of those in the urban markets. Dan Wewer - Raymond James - Analyst Okay, thanks and good luck with this. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JULY 28, 2014 / 12:30PM, DLTR - Dollar Tree Inc. to Acquire Family Dollar Stores Inc Call

Bob Sasser - Dollar Tree, Inc. - CEO Thank you. There is a lot of power in having both brands to choose from to serve the customer. Operator Stephen Grambling, Goldman Sachs. Stephen Grambling - Goldman Sachs - Analyst I guess you had referenced the opportunity from distribution sourcing. So can you help just give us a sense for the opportunity there? For example, maybe the differences between the two businesses, or maybe even the percentage of source direct, any overlap in suppliers, those types of things? Bob Sasser - Dollar Tree, Inc. - CEO Well, I think there is opportunity for more direct sourcing possibly in the Family Dollar business. They have begun that journey already. I think we may be able together to move a little faster on that, so direct sourcing is a big part of what we see. There is an overlap in our vendors, I'm not prepared to say how much overlap but there is some overlap in vendors and there is some overlap in product. So there is obviously opportunities there to bring more value to the customer. On procurement, on the things that we don't sell there is overlap on things that both companies need also. So there is going to be a lot of power and buying power now in our supplies and all the things that we buy, spend lots of money on that aren't for sale. Stephen Grambling - Goldman Sachs - Analyst And so, then you also mentioned store expansion plans that are going to be ongoing. But is there any change to the organic expansion rate for the Dollar Tree stores or even Family Dollar at this point? Bob Sasser - Dollar Tree, Inc. - CEO It is early to say. I would say that one of the things we want to do first as a priority is get our heads together on the model and feel like that we have -- we can optimize the model so that when we are opening up the new stores we are going to get the best return on our investment for the new stores. But it is early on to say at this point the rate by which we will grow each brand. Stephen Grambling - Goldman Sachs - Analyst Great. Thank you. And if I can squeeze in one last quick one in. You did mention traction in the FDO initiatives, and also just being in a great industry. Is there any comments you could give on the broader environment at this point? Bob Sasser - Dollar Tree, Inc. - CEO I think the broader environment is outstanding for growth and serving those customers better. Everybody likes a value, really whether you have a little money to spend or a little more money to spend, everybody likes a value. Everybody wants to feel like they got the best price, the best value for their money. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JULY 28, 2014 / 12:30PM, DLTR - Dollar Tree Inc. to Acquire Family Dollar Stores Inc Call

So I think we are exactly in the segment of retail where there is plenty of growth ahead for us. We have had plenty of growth up to this point and there is even more ahead. The environment is available to us to do that. Stephen Grambling - Goldman Sachs - Analyst Great, thank you. Good luck. Operator Matthew Boss, JPMorgan. Matthew Boss - JPMorgan - Analyst How should we think about timing of the realization of the $300 million synergies over the next three years? I mean is it backend loaded? Just kind of wondering how we should think about that. Kevin Wampler - Dollar Tree, Inc. - CFO Yes, Matt, as we spoke to it in the prepared remarks, we said $300 million end of the third fiscal year. So obviously there are also one-time costs to achieve those synergies as we go through those processes as well and within the deck that we have online for you to look at, it speaks to those costs being approximately $300 million one-time costs. So they do tend to be more back loaded, it does take a while to create initiatives and get them in place and then see the benefit given the spend that you have got on the front end in creating the opportunity. So I think that is the appropriate way to think about it as it is more back end loaded. Matthew Boss - JPMorgan - Analyst And the fundamental productivity improvement at Family Dollar, you are saying that is not in the $300 million synergy target here? Kevin Wampler - Dollar Tree, Inc. - CFO That is not something that we've considered within that at this point in time, no. Matthew Boss - JPMorgan - Analyst Okay. And then one final question is as we think about the concepts, should we think about the slowing of growth in the near-term? I mean clearly it sounds like there's an opportunity to expand all of the concepts over time. But as we think about the next year or so, I mean do you see halting growth as you take on the transaction? Kevin Wampler - Dollar Tree, Inc. - CFO It is pretty early, as Bob said, to say. Obviously Family Dollar had already spoke to at their last quarter that they were pulling back a little bit from the growth trajectory they had been on. So that was just the normal course of business within their store growth. 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JULY 28, 2014 / 12:30PM, DLTR - Dollar Tree Inc. to Acquire Family Dollar Stores Inc Call

But obviously there is a lot of opportunity out there for both banners to grow. We have strong site selection models, we have the ability to grow, we have a great capital structure that will be able to support that continued growth as we go forward. So a lot of opportunities as we go. Matthew Boss - JPMorgan - Analyst The idea to get back 3.5 times over three years -- and then I will pass it on. Kevin Wampler - Dollar Tree, Inc. - CFO Well, what we have said and believe is that as we look at it obviously our goal is to get back to an adjusted debt to EBITDA ratio of 3.5 which would basically be investment grade. It's probably, the way we look at it approximately five years and obviously there is a lot of variables between now and then. But that is the way we view it today. Matthew Boss - JPMorgan - Analyst Okay. Thanks a lot. Best of luck. Operator Wayne Hood, BMO Capital. Wayne Hood - BMO Capital Markets - Analyst Just on the return on capital for a second. Kevin, you can maybe speak to this. I mean, your business looks like over the next five years it would get to kind of an 18% return on capital and it looks like FDO, if they even did improve, would maybe get to 13%. So as you think about adding a business that is a lower return on invested capital number, do you envision a scenario where you could get it equal to where you already are now? Or how should we think about returns on capital on a lower margin returning business between now and let's say 2018? Kevin Wampler - Dollar Tree, Inc. - CFO I think as we view it obviously we have had good returns on our invested capital. Is there an opportunity? Obviously we spoke to the fact we believe there is the ability to increase productivity really in both banners and obviously that will play effect. I think as we think about it from capital deployment we are going to continue to open stores, but obviously we will need to look at what is the best return on our overall capital as we go forward. So that will play a part in how we look at deploying capital. So it is important. We believe we have been good stewards as far as the way we have looked at our capital structure, the way we return capital as well as return on equity. So those things are all important to us and metrics that we pay a lot of attention to. And it will be something that we will continue to work to improve as we go forward. Wayne Hood - BMO Capital Markets - Analyst So should we think of return on capital by 2018 being at least where you would be on a standalone basis or something greater? 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JULY 28, 2014 / 12:30PM, DLTR - Dollar Tree Inc. to Acquire Family Dollar Stores Inc Call

Kevin Wampler - Dollar Tree, Inc. - CFO It is pretty hard to say at this point it is just too early to say. But obviously we are not looking for a decrease, we're obviously looking to continue the standards that we have been able to set to this point, which are really industry leading at this point. So how much further we can raise that bar we would have to wait and see. Wayne Hood - BMO Capital Markets - Analyst All right, great, thank you, guys. Operator (Operator Instructions). Paul Trussell, Deutsche Bank. Paul Trussell - Deutsche Bank - Analyst Just in terms of operating the multiple banners, do you foresee a scenario where across your various regions that you are having your regional management operate all the banners within their area or market or district? Is that kind of the management structure you are thinking about going to? Bob Sasser - Dollar Tree, Inc. - CEO Paul, it is just really too early to say. I think that over time we are going to integrate a lot of the logistics and supply chain functions for sure. It makes sense that we can deliver stores from the closest DC no matter what its origin. As far as the people side, we're going to keep growing, we're going to keep optimizing our returns in our stores. And it is possible but I think it is too early to say what the management structure and the feel is going to be. It will be the one that provides the best quality store for our customers and it could be that we have district people but cover both banners. But that is just something we are going to have to look at. As you know, we have a history of making hypotheses and then testing them and trying them and proving them and then implementing them. So some of these things, there is a lot of opportunity that we think could be there, but it is going to take a little time for us to get in. The deal won't close until probably early January so we really can't start any of that. Right now everybody is two separate companies running separate businesses. But at some point we will put our heads together and we will decide how best to run the Company in the field, how best to run the field organization to deliver the best product for our customers. Paul Trussell - Deutsche Bank - Analyst And so, just kind of piggybacking off a comment you made there. Do you foresee then that your distribution centers will have or will carry products for all the banners, right? So there won't necessarily be just a Dollar Tree distribution center that it will have product that could be delivered to all the banners? And if that is the case then does that alter at all your thought process around having multiple price points within Dollar Tree? Bob Sasser - Dollar Tree, Inc. - CEO Well, answer the last question first. No, Dollar Tree is everything is $1, always has been, always will be. Family Dollar is multiple price points. But when you talk about logistics it is really agnostic to price point, it is all about cartons and pieces and touches and flow. 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JULY 28, 2014 / 12:30PM, DLTR - Dollar Tree Inc. to Acquire Family Dollar Stores Inc Call

So in a perfect world if you could deliver your product to both banners from the closest DC in the most effective way, then obviously that is what you would do. We don't know that that is the case yet, it is just too early to know that. But it is one of the things that we will certainly review and see if there is a possibility of handling both banners out of all DCs. Paul Trussell - Deutsche Bank - Analyst And then just lastly, Bob, how does Deals fit into all this? I mean it is somewhat similar to the Family Dollar format in terms of mix and price point. It is only 200 today, what are your early thoughts on how Deals would be a part of Dollar Tree going forward? Bob Sasser - Dollar Tree, Inc. - CEO Well, we love our Deals stores and they are different than the Family Dollar Stores. The assortment in our Deals store still has more of that discretionary product than the Family Dollar Stores does, it has more the seasonal, more the party, more the things that suburbia would place more value on. So we really like what we see in our Deals stores. I think the Family Dollar combination with Family Dollar's expertise and everything to do with sourcing and logistics around the multiple price points could help us in the Deals banner. But again, it is really early. I think there will be a lot of things we talk about and look at and it really is going to come down to location by location, what is the best brand for that particular location. Paul Trussell - Deutsche Bank - Analyst Thank you and good luck. Operator Vincent Sinisi, Morgan Stanley. Vincent Sinisi - Morgan Stanley - Analyst Wanted to ask a bit about, of course between the two formats, not only the pricing difference but just the mix. And I know you said that there is some level of product overlap of course, Bob. But just kind of basic thoughts on whether you can foresee down the road any real change in terms of consumables versus non-consumables at either banner? Bob Sasser - Dollar Tree, Inc. - CEO It is early to say, but right now I can tell you that the 50-50 mix in our Dollar Tree stores has been really successful. And our price point is only $1, so the price point -- there are products that we sell in our Family Dollar Stores that you just can't sell for $1. So lifting the restriction of the price point and looking at Family Dollar that way there is a broader assortment that we could carry, there is a broader customer base that we could serve, there's different categories that we can sell in the Family Dollar Stores. At Dollar Tree everything is $1, everything is a value. 50% of it is things you need. You can buy your health and beauty care there, you can buy your household cleaning supplies and your paper goods and some of the food and snack and beverage and water and all those cool things you can buy it for a buck. So there is a reason to go to Dollar Tree every day. 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JULY 28, 2014 / 12:30PM, DLTR - Dollar Tree Inc. to Acquire Family Dollar Stores Inc Call

But then 50% of it is really discretionary. We say, yes, you can splurge at Dollar Tree, it is only $1. And you can come and you can find cool stuff for the seasons and for decorating your yard or your home, you can buy toys for the child, you can put together a birthday party or an office party or those kinds of things. So 50% discretionary, 50% consumer basics -- that is a balance that over the years we have -- sometimes it gets to 50% plus on either one of those, but sort of in that range plus or minus a couple percent is where the sweet spot is. Now, we are always open to change, we are always subject to whatever the market demands and whatever the customer demands. But that is how we think about our Dollar Tree business, it is vibrant, returns are great, we are going to keep growing that brand. Family Dollar is another -- it is just a different business model. And as you know, there are more consumer products in the store, more name brands, more categories, especially in the home area. Family Dollar can sell categories that we just can't sell for $1 at a Dollar Tree, nor does the customer expect for you to sell at Dollar Tree. So we are going to continue -- we would continue to focus on Family Dollar serving that customer in that market with the assortment that best fits the market at prices that are competitive in the market and always striving to offer even more value in our Family Dollar Stores. Vincent Sinisi - Morgan Stanley - Analyst Okay, fair enough. And just as a follow-up. In terms of the cost to achieve the synergies, if you could give just anymore color maybe in terms of maybe the systems comparison, the infrastructure there between the two companies. And really kind of any other bigger buckets that you could just give us maybe a little bit more color. I know it is still early. Bob Sasser - Dollar Tree, Inc. - CEO It is really early. And, look, there is going to be more updates as time goes on. As we know more we will certainly share. We are not holding back, it is just so early. We released -- we signed the merger agreement yesterday, released the press release this morning. And we are still separate companies; until we close we really can't get in and do a lot of searching. So, they're there to be done. I can tell you in the combinations of the two businesses, the power of that, the power of taking a look at the floor plan and really parsing it out based on return on investment, based on serving the customer in that market is powerful. And there is just a lot of opportunities there. But right now we are telling you what we know, there is $300 million there over the next three years run rate by the end of the third fiscal year. There is we are estimating $300 million in costs. Costs are frontloaded and the synergy benefits are back loaded. So that is about as much as I can tell you right now. Vincent Sinisi - Morgan Stanley - Analyst All right. Fair enough, Bob. Best of luck to everybody. Operator Patrick McKeever, MKM Partners. 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JULY 28, 2014 / 12:30PM, DLTR - Dollar Tree Inc. to Acquire Family Dollar Stores Inc Call

Patrick McKeever - MKM Partners - Analyst Just a question on the synergies as well. I guess this may be a little bit more directed at Howard even. And the question is, I guess intuitively we think that there would be greater synergies elsewhere in the dollar store space. Is that a wrong way of thinking about it? Bob Sasser - Dollar Tree, Inc. - CEO Well, we obviously think the synergies are there for the -- we think it is a perfect combination, Dollar Tree/Family Dollar, because of the complementary elements of business. It is transformational, the business models -- you have the fixed price versus the multi price. We have a target -- a broader range of customers with this combination. Dollar Tree serves that suburban and middle income customer, Family Dollar more the urban and rural and the low income customers. Both of these banners co-locate really well. We currently sit near each other already but there is very little cannibalization between our two stores. We have complementary merchandise expertise. With Dollar Tree we've got that balanced mix of consumables alongside the discretionary and the variety and the seasonal and the fun and all the things that bring some energy to a discretionary store. Family Dollar Stores do a terrific job on serving that needs-based consumer with the consumable products and the home products. And we think it is the perfect combination, frankly. We think we can enhance the financial performance and improve our growth prospects together. It is accretive to cash EPS in the first year post closing, as Kevin said -- excluding one-time costs, as Kevin said in the opening remarks. And we think we've got the ability to grow our store base better, more protectively across multiple brands because of the complementary elements of our business. One does not trump the other. Both concepts have significant free cash flow. So that is the reason we are doing this, it is the complementary elements. We think we are one plus one equals two plus something -- equals more than two in the case of Family Dollar and Dollar Tree. Patrick McKeever - MKM Partners - Analyst Okay, okay. And then just on Canada. You've been doing so well in Canada. Does this get Family Dollar closer -- I know, I'm thinking way out here, but does this get Family Dollar closer to going into Canada? Would you grow the two concepts in Canada as well? Bob Sasser - Dollar Tree, Inc. - CEO Patrick, I think Family Dollar would work just fine in Canada. Obviously that would be down the road. Right now we are focused on closing the deal, beginning the integration, getting the concepts standing up, I guess if you would, together and going forward on a brisk growth rate. But Canada, the Canadian customer I'm sure will respond very well to the Family Dollar brand. Patrick McKeever - MKM Partners - Analyst Got it, okay. Thanks, Bob. Operator Charles Grom, Sterne Agee. 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JULY 28, 2014 / 12:30PM, DLTR - Dollar Tree Inc. to Acquire Family Dollar Stores Inc Call

Charles Grom - Sterne, Agee & Leach - Analyst Good morning, Bob, congrats, and Howard to you. I know it is important for you to keep the Family Dollar banner in existence so congrats to both of you. I think my biggest question here is -- and to piggyback off of Matt's question earlier -- the $300 million in synergies does not include the sales productivity improvement opportunity at Family Dollar, which I think everybody knows is pretty wide. And so I guess my question is, Bob, you said you had a lot of admiration for Family Dollar. I am just wondering where do you see the biggest opportunities to improve the sales per square foot at FDO and also improve the operating margins as well. Bob Sasser - Dollar Tree, Inc. - CEO Yes, that is a good question. And I will share with you how we are thinking about that because -- and I will just start by saying that we have learned through the due diligence process a lot. But there is just a whole lot more to learn. Following closing we expect to partner with the management team at Family Dollar to work together to work through the business plan together. At a high level I will tell you our views on optimizing the business at Family Dollar Stores are a lot like the way we look at our Dollar Tree stores. They include employing disciplines and best practices that we have honed at Dollar Tree over the last several years and we have had some really good results. As well as in some cases accelerating efforts that Family Dollar has started, we think the initiatives they've put in place are the right kinds of initiatives and likely on the right track. As an example, in real estate we think there is an opportunity. Again, we employ rigorous analytical tools to drive our decision-making on the site selection. We are going to take a look at remodel opportunity and store rationalization, as I said earlier. We don't know what that means, but if there is an opportunity in remodel to improve sales per square foot, that is something that we want to take a look at. We are going to have a keen focus in everything we do on returns on invested capital. And again, we've had good results at Dollar Tree by keeping our focus on that. I mentioned earlier about procurement and indirect expenses. As always, we are going to drive for the absolute best price from our vendors and our business partners. We would plan to leverage our combined expertise in direct sourcing. Again, the journey at Family Dollar has started, but I think working together we can accelerate that. In the merchandise assortment, we would plan to take a look at enhancing the assortment and enhancing the presentation standards to wow our customers and to deliver even greater values. I think there's an opportunity at the -- the customer, I'd like for them to see something a little different, something new when they walk into the new Family Dollar Stores. I think by looking at the categories, by ensuring that we are delivering the right categories and the right assortment in the categories with a combination of national brands and private-label brands and eliminating unprofitable categories and/or SKUs. And just to focus on the key metrics of sales productivity and GM ROI, I think is important in retail. And I think that is something that we want to do really on, is to take an analytical look at the floor plans as we do and continue to do at our Dollar Tree stores. We think we can expand the value proposition by expanding and enhancing the quality of the private label. Merchandising, visual merchandising appeal, the idea of elevating the appeal in the stores. I don't know what that means, but again, at a point I would like to be able to walk in the front door and let's take a look at it from the customer's point of view; better sightlines. Let's take a look at the way we staff our stores as we continually need to do, matching the labor component to the store productivity. Let's see what we can do to drive consistent standards across the store base at Dollar Tree, and I'm sure it is the same with Family Dollar. We have some stores that are more productive than others, more stores that have better appeal than others, and our goal is always to drive the lower stores up to the higher standard. So I think that, obviously, we are going to look at the Family Dollar Stores in that way. 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JULY 28, 2014 / 12:30PM, DLTR - Dollar Tree Inc. to Acquire Family Dollar Stores Inc Call

Management turnover is a little high at Family Dollar, higher than it is at Dollar Tree. I don't know why that is, but I think that would be something that we would want to take a look at as we talk about the customer experience, the better managers, the best people to run the best stores and always striving to improve. And frankly with lower turnover and more experience you end up with a better store manager base. So I would like to take a look at that. And at the end of the day it is all about offering the customers what they want and what they need and doing it in a store that they enjoy shopping in. Merchandise energy when you walk in the door and something that challenges you to buy it, something that makes you stop in your tracks, something that, wow, this is new, or wow this is -- what a great price or just that perception that you want the customer to see and feel when they walk into the stores it is something that we would work on. Charles Grom - Sterne, Agee & Leach - Analyst Great, that is helpful. And then final question is just with regards to pricing. When you did your due diligence over the past few months on Family Dollar, just wondering what you uncovered. Obviously one of the key cornerstones of your model has spent the EDLP model. Family Dollar has gotten away from that a little bit over the past couple of years. Just wondering how much price investment do you think needs to be made at Family Dollar. How do you go about doing that? How do you go about funding it? Bob Sasser - Dollar Tree, Inc. - CEO Well, I think Howard and the management team already made their view very clear on the price and the price investment and I would agree with them. I am not ready to address it otherwise. There is a lot for us to learn here early on in this deal. I would say additionally that Howard's views on the topic, which he has previously addressed, about the foundation of value retailing and the promise we make to our customers, that we agree totally on that. Every single day on our shelves we want our customers to find excellent value, products that both want and need. Charles Grom - Sterne, Agee & Leach - Analyst Great, congrats again. Operator Meredith Adler, Barclays. Meredith Adler - Barclays Capital - Analyst Congratulations. I think very -- I think bold. I think a lot of my questions have been answered and I don't know how specific you want to get. But I do have questions about Family Dollar versus Deals. And do you see re-bannering the Deals store to Family Dollar? And then I guess a question would be I think the Deals stores are bigger and you run a very interesting mix, although it doesn't include apparel. How does that -- does that get into your thinking at all when you think about kind of what Family Dollar should look like going forward? 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JULY 28, 2014 / 12:30PM, DLTR - Dollar Tree Inc. to Acquire Family Dollar Stores Inc Call

Bob Sasser - Dollar Tree, Inc. - CEO Meredith, I think, like I said, we like our Deals stores and we've gained a lot of traction and a lot of what we are doing in Deals we are really proud of and our customers seem to like. It is different than a Family Dollar store. They are a little larger overall than the Family Dollar Stores. We've got completely different assortment though. I believe that the Family Dollar Stores are much better at the consumer products part of the business, more powerful than our Deals stores are. So I think we may learn something from our Family Dollar stores on improving the Deals strategy on the consumer products side. The stores are a little bigger, that gives us the ability in Deals to have those seasonal -- as we talk about the seasonal areas changing like the leaves on the trees and engaging our customer in the ever-changing mix of new product. That is what seasonal merchandise brings to you. It's more of a fun assortment with more party and more toys and more the discretionary product. So we like our Deals stores and it is just really too early to say. I think I would just tell you that we will look at all of our store banners under the lens of what is the best for the market to serve the customer first of all and then what is the best productivity for our business, where can we get the highest returns, which banner -- is it Deals, is it Family Dollar, is it Dollar Tree or all three? In some cases it might be all of them at once. Meredith Adler - Barclays Capital - Analyst So I guess what you are saying is there is no intention to eliminate Deals and sort of fold it into Family Dollar, but instead to look at each opportunity, real estate opportunity and see which of those three banners makes the most sense? Bob Sasser - Dollar Tree, Inc. - CEO Yes, I think so. And it is early on, but that is the way we are thinking about it. Again, we are not unhappy with what Deals brings. And it is different than the Family Dollar Stores as Family Dollar is from Dollar Tree. Meredith Adler - Barclays Capital - Analyst And is there potential you think, given the size of the Family Dollar Stores, to put more of the seasonal variety merchandise in or just what they normally do for seasonal? Bob Sasser - Dollar Tree, Inc. - CEO It is early on, but I think it is something we would take a look at. We like at Dollar Tree what the seasonal business brings for our customer engagement. We like the merchandise energy, we like the ever-changing mix, we like the margins. But it has to fit the market, it has to fit the customer and, by the way, it has to fit in the stores. So, as we look at the [floor] and the footprints of our stores, no matter which banner, it is always about what the productivity is by category, where we are getting the highest productivity, where we are getting the lowest productivity and how do we do a combination there that gives the customer the best shopping experience. So we will keep looking at it, it is just a lot more granular than the broad brush, yes, we will put this in or, yes, we will take that out. You really do have to get down to the store-by-store footprints as well as the customer. 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JULY 28, 2014 / 12:30PM, DLTR - Dollar Tree Inc. to Acquire Family Dollar Stores Inc Call

Meredith Adler - Barclays Capital - Analyst And this is a similar kind of question, but the margin on that seasonal imported merchandise is pretty high. The margin on apparel is pretty high. Is there any reason to think that you would take the space in a Family Dollar store that goes to apparel and put other kinds of seasonal variety merchandise in there? Bob Sasser - Dollar Tree, Inc. - CEO I have no notions in concrete at this time about the mix. It is really when we can get in, and we haven't been able to do this -- again, we are still two separate companies. But at some point when we are able, when we close the deal and we can get in and really start doing analytics on the floor plans and the sales by category, by SKU, by store we will make some of those decisions at that time. But it is too early to say more of anything or less of anything right now. I just don't know the answer yet. Operator Joe Feldman, Telsey Advisory Group. Joe Feldman - Telsey Advisory Group - Analyst Congratulations on the deal. Wanted to ask, any thoughts on what the government might say about this? I assume that factored into this. Just given the number of stores there has been some questions that we've received about it. But I know the product is sold in a lot of prices, but just any comment on that? Bob Sasser - Dollar Tree, Inc. - CEO Well, really, I'm excited about delivering even greater value to our customers. But I am not prepared to comment on HSR further than that. Joe Feldman - Telsey Advisory Group - Analyst Got it, okay. And then I know Howard is maybe there in the room or at least via call. I was just curious how you guys envision Howard's new role in the new Company, the newly combined Company a year from now. Bob Sasser - Dollar Tree, Inc. - CEO Yes, I can share with you how we -- Howard and I have agreed on. Howard is going to stay on at Family Dollar, as the Chief Executive Officer at Family Dollar Stores, reporting to me. Howard is going to work with us to integrate these two companies to make them more powerful, to bring together the teams and the management and the culture to serve our customers even better. So I'm really happy to have Howard's leadership and expertise alongside the integration team from Dollar Tree. Joe Feldman - Telsey Advisory Group - Analyst Got it, thanks. And if I could just sneak one more question in. Does the debt that you will be taking on, will that restrict share repurchases and I know a possible dividend down the road or anything like that? Because there is always a few share repurchases every year. 19 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JULY 28, 2014 / 12:30PM, DLTR - Dollar Tree Inc. to Acquire Family Dollar Stores Inc Call

Kevin Wampler - Dollar Tree, Inc. - CFO Joe, I mean I think obviously as we think about it, historically over the last few years share repurchase is where we put our free cash flow. Obviously with the new capital structure, that focus will be on paying down the debt. So that is truly going to be our focus. Dollar Tree has never paid a dividend and realistically we don't plan on paying one in the near term. So again, the total focus will be paying down the debt. Joe Feldman - Telsey Advisory Group - Analyst Great. Thanks, guys, and good luck with the process. Bob Sasser - Dollar Tree, Inc. - CEO Thank you. Operator Thank you. That does conclude today's question-and-answer session. At this time I'd like to turn the conference back over for any additional or closing remarks. Bob Sasser - Dollar Tree, Inc. - CEO Well, I would just like to thank everyone for your time. And again, it was short notice but it is exciting news and I knew we would have a lot of questions. There will be more news as time goes on. We are excited about getting the deal closed likely in a few months and probably early 2015. As we go along we will certainly keep everybody in the loop on how it is going and where we are going. Thanks a lot. Operator That does conclude today's conference. Thank you for your participation. D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2014, Thomson Reuters. All Rights Reserved. 5445283-2014-07-28T14:53:04.083 20 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JULY 28, 2014 / 12:30PM, DLTR - Dollar Tree Inc. to Acquire Family Dollar Stores Inc Call

Important Information for Investors and Shareholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In con- nection with the proposed merger between Dollar Tree and Family Dollar, Dollar Tree will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement of Family Dollar that also constitutes a prospectus of Family Dollar. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to shareholders of Family Dollar. INVESTORS AND SECURITY HOLDERS OF FAMILY DOLLAR ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Dollar Tree and Family Dollar through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Dollar Tree will be available free of charge on Dollar Tree’s internet website at www.DollarTree.com under the heading “Investor Relations” and then under the heading “Download Library” or by contacting Dollar Tree’s Investor Relations Department at 757-321-5284. Copies of the documents filed with the SEC by Family Dollar will be available free of charge on Family Dollar’s internet website at www.FamilyDollar.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Fam- ily Dollar’s Investor Relations Department at 704-708-2858. Participants in the Solicitation Dollar Tree, Family Dollar, and their respective directors, executive officers and certain other members of management and em- ployees may be deemed to be participants in the solicitation of proxies from the holders of Family Dollar common stock in re- spect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered partici- pants in the solicitation of proxies in favor of the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Dollar Tree’s and Family Dollar’s directors and executive officers in their respective definitive proxy statements filed with the SEC on May 12, 2014 and December 6, 2013, respectively. You can obtain free copies of these documents from Dollar Tree or Family Dollar using the contact information above. Forward Looking Statements Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements and information about our current and future pro- spects and our operations and financial results are based on currently available information. Various risks, uncertainties and other factors could cause actual future results and financial performance to vary significantly from those anticipated in such statements. The forward looking statements include assumptions about our operations, such as cost controls and market conditions, and cer- tain plans, activities or events which we expect will or may occur in the future and relate to, among other things, the business combination transaction involving Dollar Tree and Family Dollar, the financing of the proposed transaction, the benefits, results, effects and timing of the proposed transaction, future financial and operating results, and the combined company’s plans, objec- tives, expectations (financial or otherwise) and intentions. Risks and uncertainties related to the proposed merger include, among others: the risk that Family Dollar’s stockholders do not approve the merger; the risk that regulatory approvals required for the merger are not obtained on the proposed terms and sched- ule or are obtained subject to conditions that are not anticipated; the risk that the financing required to fund the transaction is not obtained; the risk that the other conditions to the closing of the merger are not satisfied; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; response by activist shareholders to the merger; costs and difficulties related to the integration of Family Dollar’s business and operations with Dollar Tree’s business and opera- tions; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by the merger; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed transaction and the alloca- tion of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; unex- pected costs, charges or expenses resulting from the merger; litigation relating to the merger; the outcome of pending or potential litigation or governmental investigations; the inability to retain key personnel; and any changes in general economic and/or in- dustry specific conditions. Consequently, all of the forward-looking statements made by Dollar Tree or Family Dollar, in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in Dollar Tree’s

Annual Report on Form 10-K for the fiscal year ended February 1, 2014, Family Dollar’s Annual Report on Form 10-K for the fiscal year ended August 31, 2013, Dollar Tree’s Quarterly Report on Form 10-Q for the quarter ended May 3, 2014, Family Dollar’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2014, and other reports filed by Dollar Tree and Family Dollar with the SEC, which are available at the SEC’s website http://www.sec.gov. Please read our “Risk Factors” and other cautionary statements contained in these filings. Readers are cautioned not to place un- due reliance on these forward-looking statements, which speak only as of the date hereof. Dollar Tree and Family Dollar, under- take no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and our financial condition and results of operations could be materially adversely affected.